EXHIBIT 8

List of Subsidiaries

Ownership & Voting power
Company	2002
Santiago Leasing S.A.	99.50%
Santiago Corredores de Bolsa Ltda.	99.20%
Santander S.A. Administradora Gral. de Fondos	99.96%
Santiago S.A. Administradora de Fondos de Inversión	—
Santiago Asesorías Financieras Ltda.	—
Santiago Agente de Valores Ltda.	—
Santiago Corredora de Seguros Ltda.	—
Cobranzas y Recaudaciones Ltda. (C y R)	99.90%
Santiago Factoring Ltda.	99.90%
Santander S.A. Agente de Valores	99.03%
Santander Administradora de Fondos Mutuos S.A.	99.96%
Santander S.A. Sociedad Securitizadora	99.64%
Corredora de Seguros Santander Ltda.	99.99%